Exhibit 99.1

GLOBUS MARITIME LIMITED

GLOBUS MARITIME ANNOUNCES CONVERSION OF DEBT AND ISSUANCE OF SHARES

Glyfada, Greece May 2, 2019. Globus Maritime Limited (the “Company” or “Globus”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that, in accordance with the terms and provisions of the revolving credit facility, dated November 21, 2018, between the Company and Firment Shipping Inc., an entity deemed as an affiliated party through common control, the Company has elected to convert the aggregate outstanding principal balance and accrued interest of US$3,170,136 into 1,132,191 shares of common stock of the Company.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 10.8 years as of December 31, 2018.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr